UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Launches AirLink® Managed Network Service with FirstNet® Connectivity

AirLink Managed Network Service with FirstNet connectivity brings public safety agencies a robust, out-of-the-box solution for improved operational efficiencies and quick access to critical capabilities

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 21, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced the launch of its AirLink® Managed Network Service with embedded FirstNet® connectivity. This bundled solution will help public safety agencies of all sizes take advantage of the benefits and capabilities enabled by FirstNet-connected solutions.

The AirLink Managed Network Service expands the breadth of Sierra Wireless’ solutions that are compatible with FirstNet, providing a complete, managed solution with FirstNet connectivity, proactive device management, 24/7/365 technical support and a purpose-built FirstNet Ready™ mobile router in a single package. This eliminates the complexity of maintaining a fleet of mobile devices and enables agencies to resolve device availability and issues up to 50 percent faster. The service also delivers increased security in an end-to-end solution with Sierra Wireless’ secure private network architecture and by ensuring devices always have the latest security updates installed.

Sold as a subscription service, the AirLink Managed Network Service provides an easy and affordable way for public safety agencies on tight budgets to transform their operations with leading technologies, rolling FirstNet connectivity for critical communications, situational awareness capabilities and the ability to maintain their fleet of devices at peak performance into one low monthly fee.

Bob Sloan, Chief Operating Officer, FirstNet Program at AT&T, said: “By embedding FirstNet connectivity into the AirLink Managed Network Service, public safety agencies can enjoy an end-to-end solution straight out of the box – accelerating their access to reliable, unthrottled connectivity and the advanced capabilities they need to help save lives. This collaboration with Sierra Wireless not only gives public safety agencies more ways to gain access to the FirstNet communications platform, but it’s also a cost-effective way to equip agencies with the critical tools they need and trust to help them accomplish their mission.”

Tom Mueller, Vice President, Enterprise Solutions, Sierra Wireless, said: “Public safety organizations in the U.S. need solutions that can be deployed out-of-the-box to securely connect lifesaving technologies to FirstNet. Sierra Wireless’ AirLink Managed Network Service provides the expertise many agencies need – a tightly integrated and managed solution that’s pre-provisioned for FirstNet and 24/7 services that ensure network uptime and availability to guarantee that devices in the field stay connected when they’re needed most.”

The AirLink Managed Network Service provides all the features that have made AirLink the number one choice for public safety agencies, including reliable and rugged AirLink routers, 24/7/365 technical support and more than 20 years of IoT security experience. With built-in FirstNet connectivity, it provides public safety agencies with reliable connectivity they can count on for mission-critical applications.

Availability

The AirLink® Managed Network Service is sold on a three-year term and is available now. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources

  On-demand webinar: My State Has Opted in to FirstNet ... Now What?
  On-demand webinar: Transforming Public Safety Communications with a FirstNet Ready™ solution – Chester County Story
  Whitepaper: The last 4G technology jump before 5G: What LTE-Advanced Pro means for the IoT
  Blog: Top 3 Questions Public Safety Agencies Should Answer When Developing a FirstNet Strategy
  Blog: What is the Internet of Life Saving Things (IoLST)?

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. “FirstNet” and the FirstNet logo are registered trademarks of the First Responder Network Authority. All other marks are the property of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 21, 2019